UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of August 2016

Commission File Number: 000-29442

FORMULA SYSTEMS (1985) LTD.

(Translation of registrant’s name into English)

5 HaPlada Street, Or-Yehuda, Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

CONTENTS

On August 30, 2016, Formula Systems (1985) Ltd. (“Formula” or the “Company”) reported publicly to the Israeli Securities Authority (the “ISA”) and the Tel Aviv Stock Exchange (the “TASE”) that Standard & Poor’s Maalot (“S&P”) had reaffirmed its credit rating of ilA+ for Formula as well as for each of its two series of debentures traded in Israel. S&P Maalot furthermore forecasted that such credit ratings are stable.

The credit ratings are based on a number of factors and considerations, which are summarized in the English translation of the report of S&P that is appended to this Report of Foreign Private Issuer as Exhibit 99.1.

The terms of the offering by Formula of its two series of debentures in Israel (which offering has been consummated), was previously reported in the Company’s Report of Foreign Private Issuer on Form 6-K furnished to the Securities and Exchange Commission on September 16, 2015 (the content of such report is incorporated by reference herein).

Annexed hereto and incorporated by reference herein is the following exhibit:

Exhibit No.	Exhibit Description

99.1	Report of Standard & Poor’s Maalot as to Credit Rating of Formula Systems (1985) Ltd. and its Series A and Series B Debentures

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FORMULA SYSTEMS (1985) LTD.

Date: August 30, 2016	By:	/s/ Asaf Berenstin
Asaf Berenstin
Chief Financial Officer

EXHIBIT INDEX

Exhibit No.	Exhibit Description

99.1	Report of Standard & Poor’s Maalot as to Credit Rating of Formula Systems (1985) Ltd. and its Series A and Series B Debentures